Filed by Homology Medicines, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Homology Medicines, Inc.

Filer’s SEC File No.: 001-38433

Date: November 16, 2023

The following contains communications Homology Medicines, Inc. (“Homology”) made to its employees via email on November 16, 2023.

Frequently Asked Questions for Homology Employees

1. What was today’s announcement about?

A: We’re excited to announce that Homology is taking a major next step in our company’s development with plans to merge with Q32 Bio Inc. (“Q32”). The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions.

2. What does this mean for employees?

A: The combined company will operate as Q32 Bio Inc., advancing the development of Q32’s two clinical development candidates, bempikibart (ADX-914) in Phase 2 for the treatment of atopic dermatitis and alopecia areata, and ADX-097 entering Phase 2 for the treatment of complement disorders.

4. What funding does this provide?

A: The combined company is expected to have a cash balance of approximately $115 million at close, which is expected to provide cash runway through several value-creating milestones and into mid-2026.

5. What will happen to our Executive Team?

A: Q32 management will lead the combined company led by Jodie Morrison as Chief Executive Officer. As announced today, starting November 15, Albert Seymour, Ph.D. and W. Bradford Smith will no longer be Chief Executive Officer and Chief Financial Officer, respectively, of Homology. Going forward, Paul G. Alloway, Ph.D. and Charles Michaud, Jr. will lead the Company with Dr. Alloway serving as the Company’s President, Chief Operating Officer and Secretary and Mr. Michaud serving as the Company’s Vice President, Corporate Controller and Treasurer through the date of the closing of the merger.

6. What will happen to our Board?

A: At closing, the Board of Directors of the combined company is expected to be comprised of nine members, consisting of seven members designated by Q32 and two members designated by Homology.

9. Will the name of our company change?

A: Yes. Homology will change its name at the close of the transaction. At the close of the transaction, the combined company name will be “Q32 Bio Inc.”

10. Why is Homology undergoing this transaction now?

A:

We are extremely proud of your hard work in creating a mission-focused genetic medicines company. As we announced in July 2023, our Board of Directors approved a plan to explore, review and evaluate a range of potential strategic options available to us, including, without limitation, an acquisition, merger, reverse merger, sale of assets, strategic partnerships or other transactions. Based on the current financing environment and our anticipated clinical development timeline for our lead program, HMI-103, we stopped further development of our programs, outside of required actions including continued collection of data from and monitoring of participants in our clinical trials, and reduced our workforce by 86% to significantly reduce our ongoing operating costs as we evaluated strategic alternatives. Following a comprehensive assessment of our strategic options and careful deliberation, our board of directors supported the merger and believes the merger is in the best interest of our shareholders. Further, the Q32 management team’s longstanding biopharmaceutical experience and the potential of its clinical development pipeline provide a compelling opportunity to deliver meaningful treatments to patients with critical unmet needs.

11. When and where will the securities be traded and under what ticker symbol?

A:	After the merger is completed, the common stock is expected to be listed under the symbol “QTTB” on the Nasdaq Market.

12. When is the expected close of this transaction?

A:	The first quarter of 2024, subject to customary closing conditions, including stockholder approvals.

13. Will control of the company change?

A:

Yes. Currently, Homology stockholders are expected to own approximately 25% of the combined company and current Q32 stockholders are expected to own approximately 75% of the combined company, including after taking account the private financing.

14. What happens to my stock options and restricted stock units?

A:

Each outstanding option that is in the money will vest in full immediately prior to the closing of the merger and remain outstanding, subject to proportionate adjustment to reflect a reverse stock split and the issuance of contingent value rights. Each outstanding option that is not in the money will be cancelled for no consideration immediately prior to the closing of the merger. Each outstanding restricted stock unit award will vest in full immediately prior to the closing of the merger. In addition, employees who are terminated prior to the closing of the proposed transactions may be entitled to accelerated vesting in connection with their termination in accordance with their employment or separation agreement with Homology.

15. What are the contingent value rights that are being issued?

A:

A: In connection with the closing of the proposed transactions, Homology stockholders will also be issued a contingent value right (CVR) representing the right to receive certain payments from proceeds received by the combined company, if any, related to dispositions of Homology’s pre-transaction legacy assets. Homology has discontinued development of its R&D programs, including HMI-103 for the treatment of PKU, and has been exploring strategic alternatives for its programs and platform technology. If Homology has not otherwise disposed of its ownership position in Oxford Biomedica Solutions, LLC, a contract development and manufacturing organization (CDMO) jointly established by Homology and Oxford Biomedica, and monetized its development programs, including HMI-103 for the treatment of PKU, Homology stockholders of record will be issued a CVR for each outstanding share of Homology common stock held by such Homology stockholder prior to the closing of the proposed merger. The CVR would represent the right to receive certain cash payments from proceeds received by Homology related to the sale or license of its development programs, platform technology and the exercise of a put/call option or other sale or disposition of Homology’s minority ownership position in Oxford Biomedica Solutions, LLC.

16. If I receive questions about Homology from an interested party or member of the news media, what should I say?

A: Please refer all media inquiries to Brad Smith (bsmith@homologymedicines.com). Please do not speak with the media or with the financial community under any circumstances.

17. Where can I find additional information?

A: The details of the merger agreement can be found in an 8-K to be filed by Homology with the U.S. Securities and Exchange Commission. In the coming days, Homology will file more information with the SEC on a “Form S-4” that provides added disclosure on our business, Q32’s business and the transaction.

18. Can I share this announcement over social media?

A: In light of securities law restrictions on communications in connection with a transaction, you may not post any information about the merger over social media, unless you have been given permission to do so by Paul Alloway.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Homology Medicines, Inc. (“Homology”) and Q32 Bio Inc. In connection with the proposed transaction, Homology intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Homology and that will constitute a prospectus with respect to shares of Homology’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Homology may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Homology may file with the SEC. INVESTORS, Q32 STOCKHOLDERS AND HOMOLOGY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY HOMOLOGY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Q32 stockholders and Homology stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about Homology, Q32 and the proposed transaction that are or will be filed with the SEC by Homology through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Homology will also be available free of charge on Homology’s website at https://investors.homologymedicines.com/financial-information/sec-filings or by contacting Homology’s investor relations department by email at IR@homologymedicines.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Homology and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Homology stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Homology’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by Homology. Investors and security holders of Q32 and Homology are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by Homology carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Q32 and Homology through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Homology can be obtained free of charge by directing a written request to Homology Medicines, Inc., One Patriots Park, Bedford, MA 01730.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Homology and Q32, including the conditions to, and timing of, closing of the proposed transaction, the location and management of the combined company, the percentage ownership of the combined company, and the parties’ ability to consummate the proposed transaction, the concurrent financing, the composition of the Board of Directors of the combined company, the expected issuance of the CVR and the contingent payments contemplated by the CVR, the combined company’s expected cash and the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations into mid-2026, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Q32’s product candidates, including its ADX-914 and ADX-097 programs, and anticipated milestones and timing therefor, among others. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Homology and Q32 to consummate the proposed transaction; (iii) the ability of Homology and Q32 to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Homology, Q32 or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Homology’s and/or Q32’s respective businesses; (vii) the ability of Homology and Q32 to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Homology’s or Q32’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Homology’s or Q32’s ability to pursue certain business opportunities or strategic transactions; (xi) the combined company’s need for additional funding, which may not be available; (xii) failure to identify additional product candidates and develop or commercialize marketable products; (xiii) the early stage of the combined company’s development efforts; (xiv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xv) risks relating to the regulatory approval process; (xvi) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xvii) Q32’s product candidates may cause serious adverse side effects; (xviii) inability to maintain our collaborations, or the failure of these collaborations; (xix) the combined company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (xx) failure to obtain U.S. or international marketing approval; (xxi) ongoing regulatory obligations; effects of significant competition; (xxii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiii) product liability lawsuits; (xxiv) securities class action litigation; (xxv) the impact of the COVID-19 pandemic and general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xxvi) the possibility of system failures or security breaches; risks relating to intellectual property; (xxvii) significant costs incurred as a result of operating as a public company; and (xxviii) such other factors as are set forth in Homology’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Homology’s Form 10-Q for the period ended September 30, 2023. Homology can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Homology undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.